Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2014		2013		2012
Earnings:
Net earnings before income taxes	$291.8		$174.1		$111.3
Less: capitalized interest	(0.3)		(0.6)		(1.4)
Plus: fixed charges	23.3		21.1		22.2
	$314.8		$194.6		$132.1

Fixed Charges:
Interest charges	$20.1		$17.9		$18.2
Capitalized interest	0.3		0.6		1.4
Plus interest factor in operating rent expense	2.9		2.6		2.6
	$23.3		$21.1		$22.2

Ratio of earnings to fixed charges	13.51	x	9.22	x	5.95	x